UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Blue Eagle Lithium, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09540T104

(CUSIP Number)

Rupert Ireland, Chief Executive Officer

2831 St Rose Parkway Suite 200 Henderson, NV 89052

(702) 899-3369

with a copy to:

Barry I. Grossman

Lawrence A. Rosenbloom

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, Floor 11

New York, NY 10105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 09540T104

1.	NAME OF REPORTING PERSON Rupert Ireland
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES	7.	SOLE VOTING POWER 40,000,000
BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER 0
REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 40,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000 Shares of the Issuer’s Common Stock are held directly by the Reporting Person.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.3%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“Common Stock”), of Blue Eagle Lithium, Inc. (the “Issuer”). The address and principal executive office of the Issuer is 2831 St Rose Parkway Suite 200 Henderson, NV 89052.

Item 2. Identity and Background

This Schedule 13D is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), by Mr. Rupert Ireland (the “Reporting Person”) a citizen of the United Kingdom whose business address is 2831 St Rose Parkway Suite 200 Henderson, NV 89052. The Reporting Person is currently the Chief Executive Officer, Chief Financial Officer and Corporate Secretary of the Issuer.

During the past five (5) years the Reporting Person has not been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock described in this Schedule 13D were acquired by the Reporting Person as follows: on August 14, 2018, Rami Tabet, the former majority shareholder, President, Director an Executive Officer of the Issuer (“Tabet”) and the Reporting Person entered into a Stock Purchase Agreement (the “Purchase Agreement”), which provides for the sale by Tabet to the Reporting Person of forty million (40,000,000) shares of Common Stock (the “Shares”) for a purchase price of one hundred thousand dollars ($100,000) (the “Purchase Price”), in exchange for a promissory note in the original principal amount of one hundred thousand dollars ($100,000) (the “Promissory Note”). The Promissory Note bears interest at a per annum rate of 5.0%, and is due and payable in full on August 14, 2019 (the “Maturity Date”) by the Reporting Person to Tabet, and may be prepaid at the Reporting Person’s discretion at any time prior to the Maturity Date. The Purchase Agreement became effective on August 14, 2018. Upon the Reporting Person’s acquisition of the Shares, the Reporting Person became the holder of a majority (approximately 53.3%) of the outstanding Common Stock of the Company. Tabet owns no shares of Common Stock immediately after giving effect to the Purchase Agreement.

Item 4. Purpose of the Transaction

The purpose of the purchase of the Shares by the Reporting Person is to acquire a controlling interest in the Issuer’s outstanding shares to further explore the mining opportunities presented by the property assignment agreement dated August 9, 2018 by and between the Issuer and Oriental Rainbow Group Limited, of 200 mineral claims and 4,000 acres in the Railroad Valley of Nevada. Pursuant to this opportunity, portions of the Shares may be allocated for future financings of the Issuer. However, the Reporting Person has no other plans or proposals that may lead to any of the enumerated results of Item 4 of 17 CFR 240.13d-101.

Item 5. Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns forty million (40,000,000) shares of Common Stock of the Issuer, which represents about 53.3% of all outstanding shares of Common Stock. The Reporting Person has the sole power to vote, direct the vote, dispose or direct the disposal of the Shares. In the past sixty (60) days, the only transaction the Reporting Person had entered into that effected the class of securities of the Shares was that certain Purchase Agreement described above, by and between Tabet and the Reporting Person, dated August 14, 2018, for the purchase of such Shares for a purchase price of one hundred thousand dollars ($100,000).

Item 6. Contract, Arrangments, Understandings or Relationships With Respect to Securities of the Issuer

On August 14, 2018, the Reporting Person entered into the Purchase Agreement with Tabet for the purchase of the Shares in exchange for the Promissory Note with an original principal amount of one hundred thousand dollars ($100,000), due and payable on August 14, 2019, at a per annum rate of 5.0%. The Reporting Person has full voting control and Dispositive power over the Shares and does not have any arrangement with any other person or persons regarding the control of such shares. As the Chief Executive Officer and majority shareholder of the Issuer, the Reporting Person may, in the ordinary course of business, issue shares to third parties for services on behalf of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2018	/s/ Rupert Ireland
	Name:	Rupert Ireland
	Title:	Chief Executive Officer, Blue Eagle Lithium, Inc.